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                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                     ALTERNATE CASH SURRENDER VALUE BENEFIT

                                     RIDER

1. WHAT IS THE BENEFIT PROVIDED BY THIS RIDER? While this rider is in effect, you can apply to receive an Alternate Cash Surrender Value Benefit if every policy owned by you and which is a part of this policy series is surrendered at the same time. The reference to "policy series" means all policies with this rider.

2. WHAT IS THE ALTERNATE CASH SURRENDER VALUE BENEFIT? The Alternate Cash Surrender Value Benefit will be equal to the policy's cash value plus the Deferred Premium Account value. The Deferred Premium Account value during the first policy year is equal to the sum of all Premium Expense Charges collected during the first policy year. The Deferred Premium Account value on each Monthly Deduction Day on and after the first policy anniversary will be equal to (a) multiplied by (b), where:

     a) Is the sum of all premium expense charges; and

     b) Is (i) divided by (ii), where:

           (i) Is the number of Monthly Deduction Days remaining until the Alternate Cash Surrender Value Benefit Expiry Date; and

          (ii) Is the number of Monthly Deduction Days from the first policy anniversary to the Alternate Cash Surrender Value Benefit Expiry Date.

3. IS THERE A COST FOR THIS RIDER? On each Monthly Deduction Day, a charge will be deducted from the policy's cash value to cover the cost of this rider. This charge is equal to (1) multiplied by the sum of (2) and (3), where:

   (1) is the monthly rider rate;

   (2) is the Deferred Premium Account value as of the prior Monthly Deduction Day; and

   (3) is the surrender charge as of the prior Monthly Deduction Day.

Monthly rider rates will not be greater than a maximum monthly rider rate of 2.5%. Actual monthly rates will be set by us, in advance, at least once a year.


999-175

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            ALTERNATE CASH SURRENDER VALUE BENEFIT RIDER (Continued)



4. HOW DOES THIS POLICY CONTINUE TO QUALIFY AS LIFE INSURANCE? The Life Insurance Benefits section of the policy describes how the Life Insurance benefit will be determined in order for the policy to continue to qualify as life insurance under Section 7702 of the Internal Revenue Code. While this rider is in force, the Alternate Cash Surrender Value Benefit will be used in place of the cash value to compute the Life Insurance Benefit and to determine whether the policy qualifies as life insurance under Section 7702.

5.  WHEN DOES THIS RIDER END? This rider will terminate at the earliest of:

    1. The Alternate Cash Surrender Value Benefit Expiry Date, which is shown on the Rider Data page;

    2. The date that a loan or withdrawal is taken;

    3. The date the policy has been assigned or exchanged or the owner has been changed, unless that change was: (1) the result of a merger or acquisition and the successor owner was your wholly owned subsidiary on the date ownership changed; or (2) to a Trust established by the owner for the purposes of providing employee benefits; and

    4. The date the policy to which this rider lapses. If the policy lapses and is subsequently reinstated, this rider will not be reinstated.





                                                     NEW YORK LIFE INSURANCE
                                                     AND ANNUITY CORPORATION

/s/ George J. Trapp                                  /s/ Frederick J. Sievert
---------------------------                          ---------------------------
                  Secretary                                            President


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